Exhibit 1

Japan Finance Corporation
for Municipal Enterprises

This description of Japan Finance Corporation for Municipal Enterprises is dated February 17, 2005 and appears as Exhibit 1 to its Annual Report on Form 18-K to the U.S. Securities and Exchange Commission.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES.

FURTHER INFORMATION

     This document appears as an exhibit to the Annual Report of Japan Finance Corporation for Municipal Enterprises filed with the U.S. Securities and Exchange Commission (the Commission) on Form 18-K for the fiscal year ended March 31, 2004. Additional information with respect to JFM is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference room maintained by the Commission at: 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the operations of the Commission’s public reference room can be obtained by calling the Commission at 1-800-SEC-0330. Copies of such documents may also be obtained from JFM by telephoning 813-3539-2690. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

     In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on February 16, 2005, as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥104.99 = $1.00, and the noon buying rate on February 16, 2005 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥105.62 =$1.00.

     References to fiscal years of JFM are to the 12-month periods commencing on April 1 of the year indicated.

     Figures in tables may not add up to totals due to rounding.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES

     Japan Finance Corporation for Municipal Enterprises (JFM) was established in 1957 as a governmental financial institution under the Japan Finance Corporation for Municipal Enterprises Law (the JFM Law). JFM provides low-cost, long-term funds for projects undertaken by municipal enterprises and for certain construction projects undertaken by local governments and their public corporations. JFM raises funds from the private sector through the issuance of bonds.

     JFM’s capital is wholly owned by the Japanese Government and JFM is subject to governmental control and supervision. JFM’s annual budget of revenues and expenditures is included in the Government Agencies Budget formulated by the Minister of Finance, which is subject to approval by the Diet. The Governor and the Auditor of JFM are appointed by the Minister for Internal Affairs and Communications and the Minister of Finance.

CAPITALIZATION

     The capitalization of JFM as of March 31, 2004 was as follows:

(in millions)
Domestic bonds:
Government guaranteed bonds:
0.5%-4.7% Guaranteed Bonds due 2004-2014	¥16,338,421
Non-guaranteed private placement bonds	4,746,589
Non-guaranteed public offering bonds	620,000
Government guaranteed bonds issued overseas	909,081

Total long-term bonds(1)	22,614,091

Funds for entrusted loans	414,616
Fund for the Improvement of Operations of Municipal Enterprises	860,607
Accrued expenses payable and other liabilities	19,730
Loss Reserves for Reduced Interest Loans	120,872
Loss Reserves for Renewal of Bonds	1,999,988
Capital	16,600

Total capitalization	¥26,046,503

(1)	Includes current maturities. For additional information relating to long-term bonds, see Note 5 of “Notes to Financial Statements” included in this Annual Report.

STATEMENTS OF INCOME

     The following statements of income should be read in conjunction with the other financial statements and “Notes to Financial Statements” included in this Annual Report.

	Years ended March 31,
	2000	2001	2002	2003	2004
	(in millions)
Earnings
Interest on loans
Interest on long-term loans	¥996,519	¥971,003	¥939,015	¥908,344	¥861,938
Interest on advance loans	1	1	22	5	0
Interest on short-term loans	0	0	1	0	0

	996,520	971,005	939,037	908,349	861,938

Fees for entrusted loans	283	283	287	298	276
Government subsidies	2,000	1,400	0	0	0
Interest on deposits	1,203	1,838	315	130	58
Interest on securities	405	371	102	0	0
Profit on securities sold	0	8	1,642	8	55
Miscellaneous interest received	1,004	0	1,024	962	0
Miscellaneous earnings	18	13	157	5,267	713
Transfer from Fund for the Improvement of Operations of Municipal Enterprises	0	0	7,963	6,609	6,100
Reversal of Loss Reserves for Reduced Interest Loans	—	—	—	24,510	24,178

Total earnings	¥1,001,429	¥974,918	¥950,528	¥946,134	¥893,318

Expenses
Interest on bonds	¥811,358	¥752,438	¥679,223	¥617,509	¥542,452
Interest on short-term borrowing	0	0	0	2	0
Miscellaneous interest payment	—	—	—	291	347
Office expenses	1,695	1,709	1,735	1,726	1,674
Bond-issuing expenses	5,678	5,096	4,793	4,310	5,456
Depreciation	50	51	49	56	55
Amortization of deferred bond expenses	24,104	19,814	16,525	10,593	12,100
Miscellaneous losses	0	0	0	0	2
Loss on disposal of fixed assets	0	0	0	81	60
Provision for Loss Reserves for Reduced Interest Loans	—	—	45,281	65,787	58,492
Provision for Loss Reserves for Renewal of Bonds	158,544	195,809	202,921	245,780	272,681

Total expenses	¥1,001,429	¥974,918	¥950,528	¥946,134	¥893,318

BUSINESS

Purpose and Authority

     Under the JFM Law, JFM’s purpose is to provide low-cost, long-term funds for projects undertaken by municipal enterprises and for certain construction projects undertaken by local governments and public corporations established by local governments. Municipal enterprises are departments within local governments which undertake public service activities, such as water supply, sewerage, hospitals and transportation facilities, that are accounted for independently from general services like social welfare and education. JFM raises funds from the private sector through the issuance of bonds.

Government Control and Supervision

     JFM is under Japanese Government control and supervision in conducting its operations. The government draws up a plan for its Fiscal Investment and Loan Program (Zaito) each year. The annual Zaito plan, which is subject to approval by the Diet, determines the allocation of funds and extent of government guarantees for institutions like JFM which implement government policy. The Local Bond Program specifies the amounts to be raised each year by local governments to support certain projects and the means by which the funds will be raised. JFM’s annual budget is included in the Government Agencies Budget for that fiscal year, which is also subject to approval by the Diet. JFM’s accounts are audited by JFM’s Auditor and submitted to the Diet after examination by the Board of Audit of Japan, an independent supervisory body.

     As indicated under Management, the Governor and the Auditor of JFM are appointed by the Minister for Internal Affairs and Communications and the Minister of Finance.

     JFM’s lending operations are financed primarily through issuances of JFM’s bonds guaranteed by the Japanese Government under the Zaito program, but also through issuances of JFM’s bonds without any guarantee. The amount of bonds to be issued by JFM in each fiscal year is subject to Diet approval.

Developments Regarding Special Public Institutions

     The Japanese government has been discussing reforming governmental financial institutions and other government-affiliated institutions, collectively called “special public institutions”. The Outline of Administrative Reforms adopted by a cabinet meeting on December 1, 2000 requires that the businesses and organizational forms of all special public institutions undergo a thorough review, reflecting recent changes in social and economic conditions. Based upon that review, a reorganization and rationalization plan was to be formulated by the end of fiscal year 2001. Furthermore, the outline calls for the adoption of any necessary measures, including enactment of new laws, by the end of fiscal year 2005 in order to implement the reorganization and rationalization plan. To promote reform of special public institutions, the Basic Law Concerning Reform of Special Public Institutions, which provides for, among other matters, formulation of a reorganization and rationalization plan for special public institutions and establishment of a Special Public Institutions Reform Promotion Headquarters, was promulgated in June 2001.

     In order to implement the Outline of Administrative Reforms, in April 2001 the Cabinet Headquarters for Administrative Reform, which was established in January 2001 to handle the administrative reform special project, listed the types of businesses conducted by the special public institutions and the matters to be reviewed for the respective types of businesses. In June 2001, the Cabinet Headquarters for Administrative Reform completed and released an Interim Report Regarding the Review of the Special Public Institutions’ Businesses. On December 18, 2001, the Special Public Institutions Reform Promotion Headquarters adopted the Reorganization and Rationalization Plan for Special Public Institutions.

     In the Reorganization and Rationalization Plan for Special Public Institutions, which was approved by a cabinet meeting on December 19, 2001, the details of reform concerning the businesses and organizational forms of special public institutions (including their abolition, integration or privatization) are indicated. With respect to the businesses of JFM, the following plans were suggested to JFM in the Reorganization and Rationalization Plan for Special Public Institutions:

•	Project categories for which JFM provides loans as well as the aggregate loan amount are to be reduced in line with the scope of the Local Bond Program. Furthermore, businesses of JFM are to be reviewed based upon the discussion of role sharing between the central government and local governments.

•	JFM is to increase its issuance of bonds without government guarantee, hence to reduce reliance on government guarantees in fundraising activities, and to decrease capital provided by the central government. Also, JFM is to clarify its policy objectives and to properly implement policy assessment so that such assessment is reflected in JFM’s business.

     With respect to JFM, no specific organizational reform was prescribed in the Reorganization and Rationalization Plan for Special Public Institutions. Since the beginning of 2002, an overall review of the area, scope and organizational structure of policy finance has been and is being discussed by the Council on Economic and Fiscal Policy (CEFP), an advisory body for the Prime Minister. The CEFP announced “Reform of Policy Finance” on December 13, 2002. In the announcement, it was indicated that the reform should be implemented in a three-step process by:

•	utilizing policy finance to support effective operation of the financial system till the end of March 2005;

•	reviewing and shaping the function, scale and organization of policy finance to the desired standards during a three-year preparatory period from April 2005 to March 2008; and

•	streamlining and reorganizing the policy finance system toward a new system after April 2008.

     The Cabinet also announced that it will consider the CEFP’s reform proposals and expects to move steadily forward with reforms of the policy finance system as soon as possible taking into consideration the economic environment.

Loan Operations

     JFM’s loan operations can be broadly divided into general loans, loans to local public corporations and entrusted loans. General loans are to local governments. Loans to local public corporations, for construction of local toll roads and acquisition of land for development, are made under the guarantee of the local government owning the public corporation. Entrusted loans are loans from funds entrusted to JFM by the Agriculture, Forestry and Fisheries Finance Corporation, a governmental financial institution, which are used for on-lending to local governments for financing improvements to forests and pastures.

     The following tables give details of the loans extended by JFM during each of the five years in the period ended March 31, 2004.

Loans Extended

	Years ended March 31,
	2000		2001		2002		2003		2004
	(in billions)
General Loans And Loans To Local Public Corporations
Community facilities
Water supply	¥352	16.4%	¥301	15.3%	¥248	13.7%	¥237	13.7%	¥236	13.8%
Gas supply	10	0.5	8	0.4	9	0.5	4	0.2	3	0.1
Sewerage	812	38.0	690	35.0	636	35.2	619	35.7	626	36.6
Public housing	75	3.5	65	3.3	59	3.3	49	2.8	46	2.7
Provisional high school construction	9	0.4	10	0.5	9	0.5	6	0.3	7	0.4
Provisional improvement of rivers and other waterways	28	1.3	21	1.0	25	1.4	17	1.0	20	1.2
Hospitals	10	0.5	5	0.3	94	5.2	120	7.0	108	6.3
Eldercare	—	—	—	—	0	0.0	4	0.2	6	0.4

	1,296	60.6	1,100	55.8	1,080	59.8	1,056	60.9	1,052	61.5

Transportation and road facilities
Transportation (excluding subways)	6	0.3	4	0.2	5	0.3	5	0.3	5	0.3
Subways	110	5.2	151	7.6	144	8.0	144	8.3	142	8.3
Provisional local road construction	547	25.6	460	23.3	418	23.1	379	21.9	376	21.9
Toll roads and parking facilities	18	0.8	13	0.7	8	0.4	6	0.3	2	0.1
Recreation facilities	2	0.1	5	0.3	3	0.2	1	0.1	2	0.1

	683	32.0	633	32.1	578	32.0	535	30.9	527	30.7

Industry and distribution-related facilities
Industrial water supply	26	1.2	21	1.1	18	1.0	14	0.8	13	0.8
Electricity supply	9	0.4	8	0.4	4	0.2	3	0.2	3	0.1
Port facilities	12	0.6	15	0.8	19	1.0	14	0.8	13	0.8
Regional development	14	0.7	13	0.6	16	0.9	12	0.7	11	0.6
Industrial waste disposal	—	—	—	—	—	—	0	0.0	1	0.1
Markets	18	0.8	9	0.5	10	0.5	9	0.6	4	0.2
Meat processing (or other processing plants)	—	—	1	—	1	0.1	4	0.2	1	0.1

	79	3.7	67	3.4	68	3.7	56	3.3	46	2.7

Conversion Loans	60	2.8	148	7.5	60	3.3	70	4.0	70	4.1

General Loans (subtotal)	2,118	99.1	1,948	98.8	1,786	98.8	1,717	99.1	1,695	99.0

Local toll road public corporations	20	0.9	23	1.2	21	1.2	16	0.9	16	1.0
Local land development public corporations	—	—	—	—	—	—	—	—	—	—

Loans to local public corporations (subtotal)	20	0.9	23	1.2	21	1.2	16	0.9	16	1.0

Total	¥2,138	100.0%	¥1,971	100.0%	¥1,807	100.0%	¥1,733	100.0%	¥1,711	100.0%

Entrusted Loans
Forests	¥9	81.6%	¥16	88.9%	¥20	90.9%	¥28	96.6%	¥27	97.0%
Pastures	2	18.4	2	11.1	2	9.1	1	3.4	1	3.0

Total	¥11	100.0%	¥18	100.0%	¥22	100.0%	¥29	100.0%	¥28	100.0%

Loans Outstanding

	As of March 31,
	2000		2001		2002		2003		2004
	(in billions)
General Loans And Loans To Local Public Corporations
Community facilities
Water supply	¥5,016	22.3%	¥5,128	21.9%	¥5,162	21.5%	¥5,157	21.0%	¥5,131	20.6%
Gas supply	97	0.4	96	0.4	97	0.4	93	0.4	88	0.4
Sewerage	8,326	36.9	8,746	37.4	9,075	37.7	9,349	38.1	9,591	38.5
Public housing	941	4.2	938	4.0	930	3.9	911	3.7	890	3.6
Provisional high school construction	135	0.6	132	0.6	127	0.5	122	0.5	119	0.5
Provisional improvement of rivers and other waterways	402	1.8	395	1.7	391	1.6	378	1.6	367	1.5
Hospitals	10	0.0	14	0.1	108	0.5	227	0.9	327	1.3
Elder care	—	—	—	—	0	0.0	4	0.0	10	0.1

	14,927	66.2	15,449	66.1	15,890	66.1	16,241	66.2	16,523	66.5

Transportation and road facilities Transportation (excluding subways)	29	0.1	26	0.1	25	0.1	24	0.1	24	0.1
Subways	1,317	6.0	1,390	5.9	1,451	6.0	1,510	6.2	1,565	6.3
Provisional local road construction	4,896	21.7	5,114	21.9	5,268	21.9	5,354	21.8	5,410	21.7
Toll roads and parking facilities	169	0.7	174	0.8	172	0.7	166	0.7	156	0.6
Recreation facilities	33	0.1	34	0.1	33	0.2	30	0.1	28	0.1

	6,444	28.6	6,738	28.8	6,949	28.9	7,084	28.9	7,183	28.8

Industry and distribution-related facilities
Industrial water supply	432	1.9	434	1.9	426	1.8	411	1.7	399	1.6
Electricity supply	135	0.6	135	0.6	131	0.5	126	0.5	120	0.5
Port facilities	97	0.4	105	0.4	118	0.5	125	0.5	130	0.5
Regional development	148	0.7	155	0.7	162	0.7	164	0.7	164	0.6
Industrial waste disposal	0	0.0	0	0.0	0	0.0	0	0.0	1	0.0
Markets	135	0.6	132	0.5	132	0.5	131	0.5	124	0.5
Meat processing (or other processing plants)	—	—	1	0.0	2	0.0	5	0.0	6	0.0

	947	4.2	962	4.1	971	4.0	962	3.9	944	3.7

General Loans (subtotal)	22,318	99.0	23,149	99.0	23,810	99.0	24,287	99.0	24,650	99.0

Local toll road public corporations	215	1.0	227	1.0	236	1.0	236	1.0	237	1.0
Local land development public corporations	1	0.0	1	0.0	1	0.0	1	0.0	1	0.0

Loans to local public corporations (subtotal)	216	1.0	228	1.0	237	1.0	237	1.0	238	1.0

Total	¥22,534	100.0%	¥23,377	100.0%	¥24,047	100.0%	¥24,524	100.0%	¥24,888	100.0%

Entrusted Loans
Forests	¥402	91.6%	¥400	91.5%	¥396	91.7%	¥389	91.7%	¥381	91.8%
Pastures	37	8.4	37	8.5	36	8.3	35	8.3	34	8.2

Total	¥439	100.0%	¥437	100.0%	¥432	100.0%	¥424	100.0%	¥415	100.0%

Loan Terms

     The terms and conditions applicable to JFM’s loans other than entrusted loans are determined by JFM in accordance with the costs of funds procured by JFM and are contingent upon the approval of the Minister for Internal Affairs and Communications and the Minister of Finance. The terms and conditions of entrusted loans are determined by the Agriculture, Forestry and Fisheries Finance Corporation.

     Interest Rates

     Loans are generally made available at fixed rates of interest which, for substantially all of JFM’s loans, are only marginally higher than the interest rate applicable to loans extended by the national government. JFM charges three types of interest rates on its loans: the standard rate, special rate and temporary special rate. The standard rate is determined in light of JFM’s financing costs, using a cash flow analysis and according to the maturity and repayment structure of the applicable loan. With respect to loans to certain projects, such as water supply, sewerage, industrial water supply, transportation and hospitals, JFM charges the special rates or temporary special rates, which are reduced rates as compared to the standard rates. For fiscal year 2004, the special rate is 0.30% lower than the standard rate, and the temporary special rate is 0.35% lower than the standard rate. For fiscal year 2003 JFM charged the standard rates to 5.7%, the special rates to 72.7% and the temporary special rates to 21.6% respectively, of the total amount of loans extended. JFM has established loss reserves for reduced interest loans in order to protect its future financial soundness and ability to continue to provide local governments with long term, low interest loans.

     In addition, borrowers have the option to choose between loan terms and conditions providing for the revision of an interest rate at the end of each ten-year loan period, and conventional loan terms and conditions providing for the application of a fixed rate of interest throughout the life of the loan.

     Maturities

     The maturities of loans range from short-term municipal enterprise loans (which must be repaid within the fiscal year) to loans for financing the construction of water supply, sewerage and subway facilities which can have maturities of up to 28 years. The maturities of long-term loans vary depending upon the projects for which such loans are extended. The terms and conditions applicable to loans extended by JFM are designed to accommodate flexibility in lending operations; for example, the interest rates may vary to reflect the maturity of loans and costs of procuring funds for lending, and early redemption at the option of the borrower is possible.

     The following table sets forth information concerning the maturities of JFM’s outstanding loans as of March 31, 2004.

Loans Outstanding by Maturity

	(in millions)

5 years or less	¥1,273,965	5.1%
More than 5 years to 10 years	3,592,481	14.4
More than 10 years to 20 years	12,040,446	48.4
More than 20 years	7,981,543	32.1

Total	¥24,888,435	100.0%

Funds Available for Lending

     The following table gives details of JFM’s funds available for lending for the past five fiscal years, other than funds entrusted by the Agriculture, Forestry and Fisheries Finance Corporation.

	Years ended March 31,
	2000	2001	2002	2003	2004
	(in billions)
Cash and deposits at the beginning of the year	¥1,157	¥1,062	¥1,125	¥1,216	¥961
Government guaranteed bonds (domestic)	1,778	1,661	1,537	1,104	1,391
Government guaranteed bonds (foreign)	108	119	130	70	130
Non-guaranteed public offering bonds (domestic)	—	—	100	220	300
Non-guaranteed private placement bonds	580	500	380	240	482
Contributions of the proceeds from public races	26	22	12	15	11
Government Subsidies	2	1	—	—	—
Repayment of loans	1,022	1,128	1,137	1,256	1,347
Other	1,001	974	989	965	870

Subtotal	¥5,674	¥5,467	¥5,410	¥5,086	¥5,492
Bonds redeemed and other outflows	2,475	2,371	2,387	2,392	3,065

Funds available for lending	3,199	3,096	3,023	2,694	2,427
Total loan funds	¥2,137	¥1,971	¥1,807	¥1,733	¥1,711

Cash and deposits at the end of the year	1,062	1,125	1,216	961	716

     The major source of funds for JFM’s loan operations are proceeds from the issuance of bonds, which account for almost all of its externally generated funds. A large portion of JFM’s publicly offered bonds are guaranteed by the government and almost all of them are due 10 years from their date of issuance. Since 2001, JFM has been able to issue non-government guaranteed bonds by way of public offerings in the domestic market. JFM also issues private placement bonds, which are privately placed and not guaranteed by the government. Since July 1983, JFM has been able to issue government guaranteed bonds in foreign markets and has made 59 such issues.

     Contributions of the proceeds from horse, bicycle, motorcycle and boat races, operated exclusively by local governments, are forwarded to JFM in accordance with the Local Finance Law. The contributions are accumulated in a separate account (Fund for the Improvement of Operations of Municipal Enterprises) and applied to compensate for the costs incurred in lending at below JFM’s funding costs.

     JFM previously received subsidies from the national government which were regarded as compensation for costs incurred by JFM in extending loans at low interest rates. Subsidies totaled ¥1,400 million in the year ended March 31, 2001. As of April 1, 2001, the subsidies from the national government were abolished.

Risk Management

     JFM established the Risk Management Committee as part of its efforts to identify and formulate appropriate responses to the various risks JFM must deal with in the course of operations, including interest rate risk. In addition, JFM is promoting more sophisticated analytical procedures for its Asset and Liability Management (ALM) model.

Credit Risk Management

     JFM has never experienced a delinquent payment or a default on its loans outstanding because its borrowers are local governments and their public corporations. The probability that local governments fail to repay their bonds is extremely small for the following reasons:

     1. Prior to the approval of borrowing, the ability of the local government to repay the principal of and interest on the bonds is thoroughly assessed by the Minister for Internal Affairs and Communications or the prefectural governor.

     2. Due financial measures are taken for the payment of the principal and interest through the Local Finance Program and Local Allocation Tax.

     3. If the debt-expenditure ratio exceeds a certain limit, assumption of additional debt will be restricted. If the deficit in the budget exceeds a certain ratio, financial reconstruction measures will be implemented.

     4. Local governments have taxation authority.

     5. Local governments will neither be disbanded nor dissolved except in cases of merger or unification, in which case the claims and debts will be taken over by the succeeding bodies.

Market Risk Management

     Interest Rate Risk. JFM extends loans to municipal enterprises mainly at a fixed interest rate with an average maturity of about 25 years and a maximum maturity of 28 years. On the other hand, JFM procures most of its funds for loans through the issuance of 10-year bonds. Accordingly, JFM generally rolls over the bonds twice before the loans are fully repaid, thus giving rise to interest rate risk. JFM has been taking the following measures to cope with the interest rate risk arising from the duration gap between lendings and borrowings:

     1. JFM provides for Loss Reserves for Renewal of Bonds. As of the end of fiscal year 2003, these reserves stood at about ¥2,000 billion, or 7.7% of total assets.

     2. JFM will continue to issue long-dated bonds with terms longer than 10 years.

     Price Risk Regarding Surplus Fund Management. JFM is only allowed to invest surplus funds into low-risk instruments such as government bonds or NCDs, and in principle holds them until maturity. The risk of price change is therefore extremely low.

     Currency Risk Resulting from the Issuance of Foreign Currency Denominated Bonds. Although JFM has issued foreign currency denominated bonds, exchange rate risks have been hedged by currency swaps or long-term forward exchange contracts. As to the management of counterparty risks JFM regularly monitors the credit standing of counterparties and JFM’s exposure to each counterparty.

Liquidity Risk Management

     The liquidity risk to which JFM is exposed is low, since on the one hand JFM can stably procure funds through the issuance of guaranteed or non-guaranteed bonds while on the other the timing of lending to local governments is predictable in most cases. In addition, JFM manages its funds by preparing daily fund management reports and cash flow sheets in accordance with a quarterly cash flow schedule. Moreover, JFM prepares for unforeseen incidents by maintaining overdraft accounts at multiple banks.

Operational Risk Management

     JFM has rules concerning compliance and the Compliance Committee, which deliberates on important issues with the aim of ensuring compliance with laws and other matters relevant to operations and of preparing against infractions. JFM also undertakes concrete measures such as distributing its Compliance Manual to all employees and providing employee compliance training.

System Risk Management

     JFM has a number of policies in place to manage systems risk in working to secure and appropriately use its intellectual property.

MANAGEMENT

     JFM is managed by a Governor and up to four Executive Directors. In addition, it has one Auditor. The Governor and the Auditor are appointed by the Minister for Internal Affairs and Communications and the Minister of Finance. The Executive Directors are appointed by the Governor with the approval of these Ministers.

     The Governor supervises the operations and holds the right of final decision and representation on all matters related to JFM. The Executive Directors assist the Governor in the performance of his duties.

     The Auditor is responsible for auditing the accounts of JFM, and may submit reports to the Governor and the Ministers mentioned above at his discretion.

     The officers of JFM as of the date of this Exhibit are as follows:

Governor	Yuji Watanabe

Executive Directors	Isao Kimura Executive Director in charge of overall coordination, General Affairs Department and Loan Department
Michihiko Urakami Executive Director in charge of Funds and Accounting Department
Mitsuo Nakamoto Executive Director in charge of Loan Administration and Research Department
Katsumi Hara Executive Director

Auditor	Isao Hashimoto

DEBT RECORD

     There has been no default of interest or principal on any obligation of JFM.

FINANCIAL STATEMENTS AND AUDITOR

     The accounts of JFM are not audited by independent public accountants. The Auditor is required to make an audit of JFM’s accounting records, and its fiscal year-end results must be approved by the Minister of Finance. Thereafter, JFM’s statements and related materials are inspected by the Board of Audit of Japan, an independent supervisory body established by The Constitution of Japan, and submitted to the Diet by the Cabinet.

     JFM’s financial statements appearing in this Annual Report were prepared in accordance with the JFM Law and the Law Concerning the Budget and Settlement of Accounts of Public Corporations and the regulations thereunder, as well as with accounting principles and procedures generally followed by governmental financial institutions in Japan. Such principles and practices are stated in Note 1 of “Notes to Financial Statements”. These principles and practices differ in some respects from generally accepted accounting principles in the United States.

REPORT OF THE AUDITOR

Mr. Takahito Mochinaga, Governor

     Japan Finance Corporation for Municipal Enterprises
     4-1, Kioi-cho, Chiyoda-ku, Tokyo

     I have audited the balance sheet of Japan Finance Corporation for Municipal Enterprises as of March 31, 2004 and the related statement of income for the fiscal year ended March 31, 2004.

     The audit was made in accordance with the Japan Finance Corporation for Municipal Enterprises Law and the Law Concerning the Budget and Settlement of Accounts of Public Corporations.

     The balance sheet as of March 31, 2003 and the related statements of income for the four fiscal years ended March 31, 2003 were also audited in accordance with these Laws.

     The accounting principles and procedures followed by Japan Finance Corporation for Municipal Enterprises are those generally followed by governmental financial institutions in Japan, and the aforesaid balance sheets and statements of income have been prepared in conformity with such accounting principles and procedures applied on a consistent basis in all material respects.

     The accompanying statements of income for the five fiscal years ended March 31, 2004 have been prepared by reclassifying said financial statements in certain respects. I have reviewed the reclassifications made in preparing the accompanying statements of income and, in my opinion, such statements of income as reclassified fairly present on a consistent basis the financial position of Japan Finance Corporation for Municipal Enterprises and the results of its operations for the five fiscal years ended March 31, 2004.

/s/ Isao Hashimoto
Isao Hashimoto
Auditor Japan Finance Corporation for Municipal Enterprises

May 31, 2004
Tokyo, Japan

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES

BALANCE SHEETS

	March 31,
	2003	2004
	(in millions)
Assets
Long-term loans	¥24,524,082	¥24,888,435
Entrusted loans	424,221	414,616
Cash and deposits	792,214	586,073
Securities	169,330	129,999
Accrued earnings receivable	26,235	24,799
Fixed Assets	2,696	2,581

Total assets	¥25,938,777	¥26,046,503

Liabilities and Capital
Bonds outstanding	¥22,805,942	¥22,614,091
Funds for entrusted loans	424,221	414,616
Accrued expenses payable	13,379	12,880
Deferred income	8,928	6,847
Other liabilities	4	2
Funds for the Improvement of Operations of Municipal Enterprises	855,838	860,607
Loss Reserves for Reduced Interest Loans	86,558	120,872
Loss Reserves for Renewal of Bonds	1,727,307	1,999,988
Capital	16,600	16,600

Total liabilities and capital	¥25,938,777	¥26,046,503

See “Notes to Financial Statements”.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES

NOTES TO FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies:

Basis of presentation

     Pursuant to the Japan Finance Corporation for Municipal Enterprises Law and the Law Concerning the Budget and Settlement of Accounts of Public Corporations, JFM’s fiscal year-end results must be approved by the Minister of Finance. After this approval is received, JFM’s statements and related materials are inspected by the Board of Audit of Japan, an independent supervisory body established under The Constitution of Japan, and then submitted to the Diet by the Cabinet.

     JFM’s official annual financial statements are prepared in accordance with the above two laws, and the regulations based thereon, as well as with accounting principles and procedures generally followed by governmental financial institutions in Japan.

Translation of foreign currencies

     All of JFM’s foreign currency bonds are covered by forward exchange contracts. The discount on forward exchange contracts has been recorded in Deferred income and amortized over the period of related bonds. The amortized deduction income is recorded as a deduction of Interest on bonds each fiscal year.

Securities

     Securities are stated at cost. Earnings from securities are recorded on a cash basis. The effect of the departure from the accrual basis is immaterial.

Entrusted loans

     Entrusted loans are loans from funds entrusted by the Agriculture, Forestry and Fisheries Finance Corporation (a governmental financial institution) to JFM, which are used for secondary lending to local governments for financing improvements to their forests and pastures. Loans made and collected are for the account of such corporation. While the amounts of such entrusted funds are recorded as a liability of JFM, with the loans made from such funds correspondingly recorded as an asset of JFM, the financial statements of JFM do not reflect interest received on such funds or the costs associated with such funds, except lending-management fees received from the entrustor.

Fund for the Improvement of Operations of Municipal Enterprises

     This Fund is accounted for separately from the accounts of JFM. Contributions of the proceeds from public races, together with interest on investments, accumulate in the Fund. Monies are transferred from this Fund each fiscal year to the accounts of JFM to compensate for the costs incurred in lending at below JFM’s funding costs.

Government subsidies

     In addition to capital contributions, JFM previously received subsidies from the Government. Such subsidies were not regarded as capital but were recorded as compensation for costs incurred by JFM as a result of its extending loans at low interest rates. The level of subsidies for each fiscal year was determined annually by the government. As of April 1, 2001, the subsidies from the government were abolished.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amortization of deferred bond expenses

     Deferred bond expenses are required to be amortized over the period of related bonds based on the standard set by the Ministry of Finance.

     In addition to this standard amortization, JFM has been allowed to accelerate the amortization in accordance with the guidelines of the Ministry of Finance in each fiscal year covered by the Financial Statements herein.

2.  Loss Reserves for Renewal of Bonds

     JFM makes loans mainly to local governments at a fixed rate of interest with maturities of up to 28 years. Most of the funding for such loans comes from the issuance of bonds, consisting mainly of government-guaranteed bonds with 10 years’ maturity. As a result of this type of funding, any loans having maturities in excess of 10 years will expose JFM to interest rate risks associated with the renewal of 10-year bonds. In the event that any profits, determined in accordance with methods of computation provided by the authorized government ministers, are made in a fiscal year as a result of the renewal of JFM’s outstanding bonds, JFM is required to set aside as Loss Reserve for Renewal of Bonds for that fiscal year an amount determined by JFM with the consent of the authorized government ministers provided such that the total amount of the Loss Reserve for Renewal of Bonds is no greater than a maximum of 10.0% of the aggregate amount at the end of the related fiscal year of loans made by JFM to local governments and subscriptions by JFM for local loans.

3.  Reserves for Possible Loan Losses

     JFM has never experienced any loan losses. Accordingly, no reserves for loan losses have been maintained.

4.  Appropriation of Profits

     JFM is exempted from income tax on its earnings. It is, however, required by the Japan Finance Corporation for Municipal Enterprises Law to pay to the national treasury any profits that remain after the settlement of profits and losses each fiscal year.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES

NOTES TO FINANCIAL STATEMENTS—(Continued)

5.  Bonds Issued and Outstanding

     JFM bonds issued, as of March 31, 2003 and 2004, including bonds due within one year, consisted of the following:

	2003	2004
	(in millions)
Government guaranteed bonds (domestic)	¥16,712,160	¥16,338,421
Non-guaranteed private placement bonds	4,866,140	4,746,589
Non-guaranteed public offering bonds	320,000	620,000
Government guaranteed bonds (foreign-SFr)	59,419	48,451
Government guaranteed bonds (foreign-DM)	70,447	60,880
Government guaranteed bonds (foreign-U.S. dollar)	378,789	350,780
Government guaranteed bonds (foreign-£)	86,911	71,248
Government guaranteed bonds (foreign-NLG)	19,091	19,091
Government guaranteed bonds (foreign-FFr)	21,165	21,165
Government guaranteed bonds (foreign-NZ$)	7,466	7,466
Government guaranteed bonds (foreign-Euro)	64,354	0
Government guaranteed bonds (non-domestic Yen)	200,000	330,000

Total	¥22,805,942	¥22,614,091

     The aggregate annual maturities of bonds outstanding, including bonds due within one year, as of March 31, 2004 were as follows:

Years ended March 31,	Domestic	Foreign	Total
	(in millions)
2005	1,920,890	70,401	1,991,291
2006	2,196,769	79,387	2,276,156
2007	2,258,057	82,378	2,340,435
2008	2,544,851	86,036	2,630,887
2009	2,515,853	38,196	2,554,049
Thereafter	10,268,589	552,684	10,821,273

6.  Capital

     In accordance with the provisions of the Japan Finance Corporation for Municipal Enterprises Law, all of the capital of JFM has been contributed in cash by the government. The cumulative capital contribution as of March 31, 2004 was ¥16,600 million.

SUPPLEMENTAL TABLE

Long-term bonds of JFM as of March 31, 2004(1):

		(in millions)

Domestic bonds:
Government guaranteed bonds:
0.8%-5.1% Guaranteed Bonds due 2004-2014 issued in 1994-2004		¥16,338,421
Non-guaranteed private placement bonds:
Bonds 7, 10 years due 2004-2014 issued in 1994-2004		4,746,589
Non-guaranteed public offering bonds due 2011-2034 issued in 2001-2004		620,000

Total domestic bonds		¥21,705,010
Government guaranteed bonds issued overseas(2):
Swiss Franc bonds:
5.5% Guaranteed Bonds due 2004 (SFr 150,000) issued in 1994		11,194
5.0% Guaranteed Bonds due 2005 (SFr 150,000) issued in 1995		10,650
4.375% Guaranteed Bonds due 2006 (SFr 150,000) issued in 1996		13,023
3% Guaranteed Bonds due 2008 (SFr 160,000) issued in 1998		13,584

Subtotal	(SFr 610,000)	¥48,451
Deutsche Mark bonds:
7.75% Guaranteed Bonds due 2004 (DM 150,000) issued in 1994		9,211
6.875% Guaranteed Bonds due 2005 (DM 200,000) issued in 1995		13,473
5% Guaranteed Bonds due 2008 (DM 500,000) issued in 1998		38,196

Subtotal	(DM 850,000)	¥60,880
U.S. Dollar bonds:
7.5% Guaranteed Bonds due 2004 ($300,000) issued in 1994		30,174
7.375% Guaranteed Bonds due 2005 ($300,000) issued in 1995		24,876
6.125% Guaranteed Bonds due 2006 ($300,000) issued in 1996		30,388
6.85% Guaranteed Bonds due 2006 ($250,000) issued in 1996		26,423
6.75% Guaranteed Bonds due 2007 ($400,000) issued in 1997		43,820
6.0% Guaranteed Bonds due 2009 ($700,000) issued in 1999 and 2000		78,319
5.875% Guaranteed Bonds due 2011 ($1,000,000) issued in 2001		116,780

Subtotal	($3,250,000)	¥350,780
9.125% Guaranteed Bonds due 2005 (£130,000) issued in 1995		19,822
8.375% Guaranteed Bonds due 2006 (£150,000) issued in 1996		23,841
5.75% Guaranteed Bonds due 2019 (£150,000) issued in 1999		27,585

Subtotal	(£430,000)	¥71,248
Dutch Guilder bonds:
5.750% Guaranteed Bonds due 2007 (NLG300,000) issued in 1997		19,091
French Franc bonds:
5.875% Guaranteed Bonds due 2007 (FFr1,000,000) issued in 1997		21,165
New Zealand Dollar bonds:
6.75% Guaranteed Bonds due 2007 (NZ$100,000) issued in 1997		7,466
Yen bonds:
1.55% Guaranteed Bonds due 2012 issued in 2002		200,000
1.35% Guaranteed Bonds due 2013 issued in 2003		130,000

Subtotal		330,000

Total government guaranteed bonds sold in foreign markets		¥909,081

Total long-term bonds		¥22,614,091

(1)	Includes current maturities.

(2)	The actual foreign currency amounts of bonds are set forth in parentheses (in thousands of units of the relevant foreign currency) for bonds issued in foreign currencies. Translations of actual foreign currency amounts into yen amounts have been made in accordance with the method stated in Note 1 of the Notes to Financial Statements.